SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           SCHEDULE 13D
             Under the Securities Exchange Act of 1934
                         (Amendment No. 2)


                 Hayes Wheels International, Inc.
              -------------------------------------
                         (Name of Issuer)


                   Common Stock, $.01 par value
              -------------------------------------
                  (Title of Class of Securities)


                            421124-10-8
                         ----------------
                          (CUSIP Number)


   Dr. Wienand Meilicke                  William A. Groll
    Meilicke & Partner          Cleary, Gottlieb, Steen & Hamilton
  Poppelsdorfer Allee 106               One Liberty Plaza
        53115 Bonn                   New York, New York 10006
Federal Republic of Germany               (212) 225-2000
    011-49-228-72543-0


          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         October 22, 1997
                ----------------------------------
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule
   13G to report the acquisition which is the subject of this
    Schedule 13D, and is filing this Schedule because of Rule
        13d-1(b)(3) or (4), check the following box [ ].

                         Page 1 of 4 Pages
                  Exhibit Index Appears on Page 4

           This Amendment No. 2 (this "Amendment") amends and supplements the Schedule 13D filed on August 4, 1997, as previously amended (the "Schedule 13D"), by Horst Kukwa-Lemmerz, Renate Kukwa-Lemmerz, Inge Kruger-Pressl, Marianne Lemmerz and H.K.L., L.L.C. with respect to the common stock, par value $.01 per share ("Common Stock"), of Hayes Wheels International, Inc. (the "Issuer"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. Only those Items that are amended or supplemented are reported herein.

Item 5.  Interest in Securities of the Issuer.

           (a) and (b) The Issuer held its Annual Meeting on October 22, 1997, at which a vote of stockholders was taken pursuant to which the issuance of Common Stock to the Lemmerz Stockholders upon conversion of their Preferred Stock was approved. Accordingly, the Preferred Stock held by the Reporting Persons was automatically converted, in accordance with its terms, into Common Stock on a share-for-share basis. To the best knowledge of the Reporting Persons, there are now 29,949,119 shares of Common Stock outstanding (as described in the Issuer's Proxy Statement relating to the Annual Meeting, after giving effect to the conversion and issuance of 5,000,000 shares of Common Stock). As a result, the Reporting Persons beneficially own the following number of shares and percentages of the Common Stock issued and outstanding: Mr. Kukwa-Lemmerz, 1,750,000 shares, 5.8%; Mrs. Kukwa-Lemmerz, 25,000 shares, less than 0.1%; Mrs. Kruger-Pressl, 25,000 shares less than 0.1%; Mrs. Lemmerz, 3,200,000 shares, 10.7%; and HKL, no shares, 0.0%. If the Reporting Persons were deemed to be a group, or if Mr. Kukwa-Lemmerz were deemed to share beneficial ownership of the shares held by his wife, Mrs. Kruger-Pressl and Mrs. Lemmerz, all of which are expressly disclaimed, then the Reporting Persons or Mr. Kukwa-Lemmerz would be deemed to own approximately 16.7% of the Common Stock issued and outstanding. Subject to the limitations of the agreements described in the Schedule 13D, each of the Lemmerz Stockholders has the sole power to vote or to direct the vote of, and the sole power to dispose or to direct the disposition of, the Common Stock beneficially owned by him or her.


                       Page 2 of 4 Pages

                            SIGNATURE

After reasonable inquiry and the best of its knowledge and belief, each of the undersigned certifies that the information set forth in the statement is true, complete and correct.

Dated:  October 22, 1997


/s/ Horst Kukwa-Lemmerz               /s/ Horst Kukwa-Lemmerz
---------------------------           ---------------------------
Horst Kukwa-Lemmerz                   Inge Kruger-Pressl
                                      By: Horst Kukwa-Lemmerz,
                                          Attorney-in-Fact



/s/ Horst Kukwa-Lemmerz               /s/ Horst Kukwa-Lemmerz
---------------------------           ---------------------------
Renate Kukwa-Lemmerz                  Marianne Lemmerz
By: Horst Kukwa-Lemmerz,              By: Horst Kukwa-Lemmerz,
    Attorney-in-Fact                      Attorney-in-Fact



                                      H.K.L., L.L.C.


                                      /s/ Horst Kukwa-Lemmerz
                                      ---------------------------
                                      By: Horst Kukwa-Lemmerz


                        Page 3 of 4 Pages

                           EXHIBIT INDEX

Exhibit                                                   Page
Number       Description                                  Number

1            The Joint Filing Agreement, dated              *
             August 1, 1997, among the Reporting
             Persons.

2            Power of Attorney.                             *

3            The Purchase Agreement. [Incorporated
             by reference to Exhibit 2 to the
             Current Report on Form 8-K of the
             Issuer dated June 6, 1997.]

4            The Option Agreement.                          *

5 The Stockholders Agreement. [Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the
             Issuer dated June 30, 1997.]

6            The Certificate of Designations.
             [Incorporated by reference to Exhibit
             4.2 to the Current Report on Form 8-K
             of the Issuer dated June 30, 1997.]

7            Form of Proxy.                                 *

8            Consulting Agreement between the Issuer
             and Mr. Kukwa-Lemmerz. [Incorporated by
             reference to Exhibit 10.2 to the Current
             Report on Form 8-K of the Issuer dated
             June 6, 1997.]

9            Consulting Agreement between the Issuer
             and HKL.  [Incorporated by reference to
             Exhibit 10.1 to the Current Report on
             Form 8-K of the Issuer dated June 6,
             1997.]

10 The U.S. Purchase Agreement. [Incorporated by reference to Exhibit 1.1 to Amendment
             No. 2 to the Registration Statement on
             Form S-3 of the Issuer dated August 18,
             1997.]

11           The International Purchase Agreement.
             [Incorporated by reference to Exhibit 1.2 to Amendment No. 2 to the Registration
             Statement on Form S-3 of the Issuer
             dated August 18, 1997.]

12           Form of Lock-Up Agreement.                     *

-------------

*  Previously filed.


                       Page 4 of 4 Pages